UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BESPOKE TRICYCLES, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value

(Title of Class of Securities)

08634P 101

 (CUSIP Number)

Albert Mitrani

Chief Executive Officer

Bespoke Tricycles, Inc.

4045 Sheridan Avenue, Suite 239

Miami, Florida 33140

(305)-370-0482

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 24, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Cusip No. 08634P 101

1.		NAME OF REPORTING PERSONS Albert Mitrani I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.8
14.		TYPE OF REPORTING PERSON IN

* Based on 8,540,000 shares of common stock which are outstanding as of June 24, 2015.

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Bespoke Tricycles, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Albert Mitrani (the “Reporting Person”).

(b) The Reporting Person’s business address is 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140.

(c) The Reporting Person’s principal occupation is serving as President and Chief Executive Officer and a director of the Issuer, which address is 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On June 24, 2015, the Reporting Person purchased 7,500,000 shares of Common Stock from John Goodhew pursuant to the terms of a stock purchase agreement (the “Purchase Agreement”) entered into on May 29, 2015. The shares represent 87.8% of the issued and outstanding shares of the Company on a fully diluted basis. The purchase price for the shares of $40,000 is payable by the Reporting Person to Mr. Goodhew on June 24, 2016 and is evidenced by a promissory note.

Item 4. Purpose of Transaction

The shares of Common Stock acquired by the Reporting Person were acquired in order to gain control of the voting shares of the Company. Pursuant to the Purchase Agreement, the Reporting Person became the sole officer of the Issuer and a director of the Issuer. The Reporting Person is desirous of (i) having the Issuer enter into a new line of business, (ii) changing the name of the Company, and (iii) forward splitting the outstanding stock of the Issuer.

Other than as set forth above, the Reporting Person does not have any other plans or proposals that would relate to or result in any of the matters set forth below.

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of June 24, 2015, the Reporting Person is deemed the beneficial owner of 7,500,000 shares of Common Stock representing 87.8% of the Common Stock based on 8,540,000 shares of Common Stock outstanding as of June 24, 2015.

(b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 7,500,000 shares of Common Stock.

(c) During the past 60 days, the Reporting Person affected no transactions in the Issuer’s Common Stock.

(d) No other entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1

Stock Purchase Agreement, dated May 29, 2015, by and among Bespoke Tricycles, Inc., Albert Mitrani and John Goodhew (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

Exhibit 2	Promissory Note dated June 24, 2015 executed by Albert Mitrani to John Goodhew in the principal amount of $40,000.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2015	By:	/s/ Albert Mitrani
Albert Mitrani

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PROMISSORY NOTE

$40,000.00	June 24, 2015

FOR VALUE RECEIVED, the undersigned, Albert Mitrani (the “Maker”), promises to pay to John Goodhew (the “Payee”), on or before June 24, 2016 (the “Payment Date”), in lawful money of the United States, the principal sum of Forty Thousand ($40,000.00) Dollars (the “Principal Amount”).

Interest shall accrue on the unpaid balance of the Principal Amount at the lowest interest rate imposed by the Internal Revenue Service and shall be due and payable on or before the Payment Date.

Maker shall have the right to prepay all or any portion of the outstanding Principal Amount and accrued interest thereon at any time without penalty or premium. All payments hereunder when paid shall be applied first to the payment of all accrued interest and the balance shall be applied to principal.

This Note is being issued in connection with the transactions contemplated by the Stock Purchase Agreement dated as of May 28, 2015 (the “Purchase Agreement”), among the Maker, the Payee and Bespoke Tricycles, Inc. (the “Company”).

Each of the following shall constitute an event of default (“Event of Default”) under this Note:

a. Default in the payment, when due or declared due, of any principal or interest payments hereunder and such default continues for thirty (30) days after Maker receives written notice from the Payee of such default; or

b. Maker makes a general assignment for the benefit of creditors; or, in the absence of such application, consent, acquiescence or action, a trustee, receiver or other custodian is appointed for Maker; or for a substantial part of the property of Maker; or any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is authorized or instituted by, or instituted against, Maker; or any warrant of attachment or similar legal process is issued against any substantial part of the property of Maker.

Upon the occurrence and continuance of an Event of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), interest shall accrue on the unpaid balance of the Principal Amount at a rate of two percent (2%) per month (the “Default Interest Rate”).

This Note shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the Maker and Payee.

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All notices, requests, claims, demands and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given if delivered in person against written receipt, by facsimile transmission, overnight courier prepaid, or mailed by prepaid first class registered or certified mail, postage prepaid, return receipt requested to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section):

If to the Maker:

Albert Mitrani

__________

__________

Telecopy:  ___________

If to Payee:

John Goodhew

____________

____________

____________

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided herein, be deemed given upon receipt, (iii) if delivered by overnight courier to the address as provided herein, be deemed given on the earlier of the first business day following the date sent by such overnight courier or upon receipt or (iv) if delivered by mail in the manner described above to the address provided herein, be deemed given on the earlier of the third business day following mailing or upon receipt.

This Note is to be governed by and construed in accordance with the laws of the State of New York. In any action brought under or arising out of this Note, the Maker hereby consents to the in personam jurisdiction of any state or federal court sitting in New York, New York, waives any claim or defense that such forum is not convenient or proper, and consents to service of process by any means authorized by New York law.

Payee agrees and acknowledges that Maker shall be entitled to offset any breach by the Company or the Payee under the Purchase Agreement against any payments due hereunder.

/s/ Albert Mitrani
Albert Mitrani

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